Exhibit 99.1

PAINREFORM LTD.

 CONDENSED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

U.S. DOLLARS IN THOUSANDS

UNAUDITED

PAINREFORM LTD.

CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	As of March 31,	As of December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$15,417	$16,537
Restricted cash	27	34
Prepaid clinical trial expenses and deferred clinical trial costs	1,728	1,728
Prepaid expenses and other current assets	482	721

Total current assets	17,654	19,020

Property and equipment, net	51	53

Total assets	$17,705	$19,073

Liabilities and shareholders’ equity

Current liabilities:
Trade payables	$334	$136
Employees and related liabilities	313	423
Accrued expenses	121	198

Total current liabilities	768	757

Non-current liabilities:
Provision for uncertain tax positions	236	234
Total non-current liabilities	236	234

Total liabilities	1,004	991

Commitments and contingencies (Note 7)

Shareholders’ equity:
Ordinary shares, NIS 0.03 par value; Authorized: 26,666,667 shares as of March 31, 2022 and December 31, 2021; Issued and outstanding: 10,482,056 shares as of March 31, 2022 and December 31, 2021.	94	94
Additional paid-in capital	42,028	41,715
Accumulated deficit	(25,421)	(23,727)

Total shareholders’ equity	16,701	18,082

Total liabilities and shareholders’ equity	$17,705	$19,073

The accompanying notes are an integral part of the unaudited condensed financial statements

 PAINREFORM LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	For the Three Months Ended March 31,
	2022	2021

Operating expenses:
Research and development expenses	$(680)	$(1,029)
General and administrative expenses	(992)	(1,010)

Operating loss	(1,672)	(2,039)

Financial expense, net	(22)	(2)

Net loss and comprehensive loss	$(1,694)	$(2,041)

Basic and diluted net loss per share	$(0.16)	$(0.23)

Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share	10,482,056	9,051,148

The accompanying notes are an integral part of the unaudited condensed financial statements

PAINREFORM LTD.

CONDESNED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity
	Number	Amount

Balance as of January 1, 2021	8,758,037	$78	$33,023	$(16,481)	$16,620

Shares and warrants issuance - Private Investment in Public Equity ("PIPE"), net	1,304,346	12	5,542	-	5,554

Share-based compensation to employees and directors	-	-	164	-	164

Share-based compensation to service providers	-	-	103	-	103

Net loss and comprehensive loss	-	-	-	(2,041)	(2,041)

Balance as of March 31, 2021	10,062,383	$90	$38,832	$(18,522)	$20,400
Balance as of January 1, 2022	10,482,056	$94	$41,715	$(23,727)	$18,082

Share-based compensation to service providers	-	-	103	-	103
Share-based compensation to employees and directors	-	-	210	-	210
Net loss and comprehensive loss	-	-	-	(1,694)	(1,694)

Balance as of March 31, 2022	10,482,056	$94	$42,028	$(25,421)	$16,701

The accompanying notes are an integral part of the unaudited condensed financial statements

PAINREFORM LTD.

CONDENSED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the Three Months Ended March 31,
	2022	2021
Cash flows from operating activities

Net loss	$(1,694)	$(2,041)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2	1

Share-based compensation to employees	210	164
Share-based compensation to service providers	103	103

Change in:
Other current and non-current assets	240	206
Trade payables	198	(561)
Other accounts payable	(186)	334

Net cash used in operating activities	(1,127)	(1,794)

Cash flows from investing activities

Purchase of property and equipment	-	(13)

Net cash used in investing activities	-	(13)

Cash flows from financing activities

Proceeds from issuance of ordinary shares under Private Investment in Public Equity		6,000
Issuance costs	-	(446)

Net cash provided by financing activities	-	5,554

Change in cash, cash equivalents and restricted cash	(1,127)	3,747
Cash, cash equivalents and restricted cash at the beginning of the year	16,571	15,690

Cash, cash equivalents and restricted cash at the end of the year	$15,444	$19,437

The accompanying notes are an integral part of the unaudited condensed financial statements

 PAINREFORM LTD.

CONDENSED STATEMENTS OF CASH FLOWS (continued)

U.S. dollars in thousands

The below table reconciles cash, cash equivalents and restricted cash as reported in the balance sheets to the total of the same amounts shown in the statements of cash flows:

	As of March 31,
	2022	2021

Cash and cash equivalents	$15,417	$19,424
Restricted cash	27	13
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$15,444	$19,437

The accompanying notes are an integral part of the unaudited condensed financial statements

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.
PainReform Ltd. (the "Company") was incorporated under the laws of the State of Israel in November 2007. The Company is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

b.
Liquidity

Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage and has not yet generated revenues.

The Company has incurred losses of $1,694 and $2,041 for the three months periods ended on March 31, 2022 and 2021, respectively. As of March 31, 2022, the Company’s accumulated deficit was $25,421. The Company has funded its operations to date primarily through equity financing. Additional funding will be required to complete the Company’s research and development and clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company’s product and to achieve a level of sales adequate to support the Company’s cost structure.

Based on the Company's current operating plan, the Company believes that its existing capital resources will be sufficient to fund operations for at least twelve months after the date the financial statements are issued.

c.
In late 2019, a novel strain of COVID-19, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it rapidly spread across the globe, including in Israel and the United States. The extent to which COVID-19 pandemic impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the COVID-19 or treat its impact. Through May 16, 2022, the Company has not experienced a significant impact on its operations due to the COVID-19 pandemic.

 PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- UNAUDITED CONDENSED FINANCIAL STATEMENTS

The unaudited condensed financial statements included herein have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and, on the same basis as the audited financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”).
In the opinion of management, these unaudited condensed financial statements reflect all adjustments that are of a normal recurring nature and that are considered necessary for a fair statement of the results of the periods presented.
Certain information and disclosures normally included in annual financial statements have been omitted in this interim period report pursuant to the rules and regulations of the Securities and Exchange Commission. Because the unaudited condensed financial statements do not include all of the information and disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the audited financial statements and notes included in the 2021 Form 20-F.
The year-end balance sheet data was derived from the audited financial statements as of December 31, 2021, but not all disclosures required by generally accepted accounting principles in the United States (“U.S. GAAP”) are included.
In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included. Operating results for the three months ended March 31, 2022, are not necessarily indicative of the results that may be expected for the year ended December 31, 2022.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of the unaudited condensed financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F, except for the following:

-    In August 2020, the FASB issued guidance ASU 2020-06 that is expected to reduce complexity and improve comparability of financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. This guidance is effective for the Company from January 1, 2022 and did not have a material impact on the Company’s financial statements and disclosures

 PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- SHAREHOLDERS’ EQUITY

a.	Warrants and warrants units

The following table summarizes the warrants and warrants units outstanding as of March 31, 2022:

Type	Issuance Date	Number of warrants	Exercise price	Exercisable through
August 2019 warrants	August 22, 2019	205,268	$6.72 (*)	August 22, 2024
December 2019 warrants	December 9, 2019	92,321	$6.72 (*)	December 8, 2024
Warrants 2019 Convertible Notes placement agent	December 9, 2019	55,785	$6.72 (*)	December 8, 2024
Warrants to underwriters	September 3, 2020	125,000	$10.00	September 1, 2025
Warrants to underwriters	October 5, 2020	375,000	$8.80	September 3, 2025
IPO warrants	September 3, 2020	2,812,170	$8.80	September 3, 2025
PIPE warrants	March 11, 2021	232,500	$4.60	September 10, 2026
Warrants to PIPE placement agent	March 11,2021	52,173	$5.06	March 8, 2026
TOTAL		3,950,217

(*) Each warrant is exercisable into one IPO unit consisting of one share and one IPO warrant with an exercise price of $8.80.

 PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Share-based compensation:

Share options outstanding and exercisable to employees and directors under the 2008 Plan as of March 31, 2022 and December 31, 2021 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2021	153,882	$0.24	2.25
Options granted in Q1 2022	-	-	-
Options exercised in Q1 2022	-	-	-
Options forfeited in Q1 2022	-	-	-
Options outstanding as of March 31, 2022	153,882	$0.24	2.00

Options exercisable as of March 31, 2022	153,882	$0.24	2.00

Share options outstanding and exercisable to employees and directors under the 2019 Share Option Plan (the “2019 Plan”) as of March 31, 2022 and December 31, 2021, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2021	971,476	$4.51	8.72
Options granted in Q1 2022	-	-	-
Options exercised in Q1 2022	-	-	-
Options forfeited in Q1 2022	-	-	-
Options outstanding as of March 31, 2022	971,476	$4.51	8.47

Options exercisable as of March 31, 2022	444,753	$3.92	8.06

NOTE 5:- LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

For the periods ended March 31, 2022 and 2021, all outstanding share options, convertible notes, and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all periods presented.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- FINANCIAL EXPENSES, NET

	Three Months ended March 31,
	2022	2021

Bank fees	3	2
Exchange rate differences	19	-
Total financial expenses, net	$22	$2

NOTE 7:- COMMITMENTS AND CONTINGENCIES

On November 13, 2020, the Company entered into a Master Clinical Research Organization Agreement (the "First Agreement"), and on December 3, 2020, the Company entered into a Master Clinical Trial Agreement (the "Second Agreement") both with Lotus Clinical Research as the Company's clinical research organization for the Company's planned Phase 3 trials of PRF-110, which are expected to take place in the second half of 2022.

Under the First Agreement, the Company paid the first milestone of $581 on December 28, 2020 and additional milestone of $581 during the first nine months of 2021.

In addition, the Company paid a non-refundable deposit of $710 under the Second Agreement in January 2021.

As of March 31, 2022, the Company accounted for these amounts of net $1,728 as prepaid clinical trial expense and deferred clinical trial costs after recognition of $145 clinical trials expenses in 2021.

NOTE 8:- FINANCIAL INSTRUMENTS

The carrying amount of cash equivalents, restricted cash, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

NOTE 9:- SUBSEQUENT EVENTS

a.
In April 2022, the Company’s board of directors approved the grant of options to purchase 164,445 ordinary shares of the Company to employees. These options are exercisable at $ 1.057 per share. The options were granted under the Company's 2019 plan.

b.	In April 2022, the Company's board of directors increased the number of reserved ordinary shares under the 2019 Plan by an additional amount of 1,000,000 ordinary shares.

c.	In April 2022, the Company issued 152,110 shares to a consultant pursuant to an agreement signed in August 2020.